Adr Nr. 82-2876

Press release

Date November 16, 2004

VNU CONFIRMS APPOINTMENT ROB RUIJTER AS CFO

Haarlem, the Netherlands – VNU, a leading global information and media company, announced that in the Extraordinary General Meeting of Shareholders held today, the binding recommendation for the appointment to the Executive Board of Mr. R.A. Ruijter as per December 1, 2004 has been confirmed. Mr. Ruijter will become Chief Financial Officer, effective January 1, 2005 as successor to Mr. F.J.G.M. Cremers.

VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research), business information (Billboard, The Hollywood Reporter, Computing, Intermediair) and directory publishing (Golden Pages).
VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs 38,000 people. Total revenues amounted to EUR 3.9 billion in 2003. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange.
For more information, please visit the VNU website at www.vnu.com

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00

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VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com